Filed by Wintrust Financial Corporation
                                                   (Commission File No. 0-21923)
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                Subject Company: Northview Financial Corporation

           ON MAY 19, 2004, WINTRUST FINANCIAL CORPORATION ISSUED THE
                            FOLLOWING PRESS RELEASE:


                   [WINTRUST FINANCIAL CORPORATION LETTERHEAD]

FOR IMMEDIATE RELEASE
---------------------
May 19, 2004

FOR MORE INFORMATION CONTACT:
Edward J. Wehmer, President/CEO - Wintrust Financial Corporation, (847) 615-4096 David A. Dykstra, Senior EVP/COO - Wintrust Financial Corporation, (847) 615-4096
Richard George, Chief Executive Officer - WestAmerica Mortgage Company,
(303) 771-2800
Laurence J. Bryar, President - WestAmerica Mortgage Company, (630) 916-9299 Robert J. Santostefano, Chief Operating Officer - WestAmerica Mortgage Company,
(630) 916-9299

              WINTRUST FINANCIAL CORPORATION COMPLETES MERGER WITH
              ----------------------------------------------------
                   WESTAMERICA MORTGAGE COMPANY AND GUARDIAN
                   -----------------------------------------
                           REAL ESTATE SERVICES, INC.
                           --------------------------


         LAKE FOREST, ILLINOIS - Wintrust Financial Corporation (Wintrust) (Nasdaq: WTFC) announced today the completion of its previously announced merger transactions with SGB Corporation d/b/a WestAmerica Mortgage Company ("WAMC") and WAMC's affiliate Guardian Real Estate Services, Inc. ("Guardian").

         WAMC engages primarily in the origination and purchase of residential mortgages for sale into the secondary market. It maintains principal origination offices in Illinois, Colorado, Kansas, Arizona, New Jersey, Florida, and Nevada. Loans are also originated in other states through wholesale and correspondent offices. The majority of WAMC's operations are conducted out of its offices maintained in Oakbrook Terrace, Illinois with accounting, administrative and secondary marketing operations located in Greenwood Village, Colorado. WAMC has been in the mortgage lending business since 1978. WAMC currently is licensed (or exempt from licensing) in 33 states, has mortgage license applications pending in three other states and currently employs approximately 250 employees. WAMC originated or purchased approximately $2.3 billion of residential real estate loans in 2003 and approximately $1.7 billion in 2002; WAMC is recognized as one of the largest privately held mortgage lenders in the nation and, according to Crain's Chicago Business, WAMC was the 12th largest residential mortgage lender in the Chicago area based on 2002 total residential real estate loan volume.

         Guardian, incorporated since 1989, is an affiliated company of WAMC through common ownership and provides document preparation and other loan closing services to WAMC and its mortgage broker affiliates. Guardian has its headquarters in Oakbrook Terrace, Illinois.

         WAMC and Guardian are now direct subsidiaries of Wintrust's wholly-owned national banking subsidiary, Barrington Bank & Trust Company, N.A.

         "This transaction is beneficial for both companies," stated Edward J. Wehmer, President and CEO of Wintrust. "We are partnering with a company that has a terrific history, a dedicated and highly experienced management team and outstanding growth and profit potential. Each of the three owners has signed a multi-year contract and has agreed to stay on and manage the operations of WestAmerica and Guardian thus providing a seamless transition for their organization."

          "We are excited about the merger and the increased resources this partnership provides to our companies," said Richard P. George, Chief Executive Officer for WAMC. "The increased funding, capital and distribution capabilities of Wintrust will help WAMC continue to grow in a profitable manner. We clearly see many benefits and we are proud to join Wintrust's entrepreneurial management team."

ANTICIPATED TRANSACTION BENEFITS
--------------------------------

         The transaction is expected to benefit the combined organization in numerous ways. These strategic benefits include:

o WAMC will provide Wintrust's community banks with an enhanced loan origination and documentation system which should allow each firm to better utilize existing operational capacity and improve the product offerings for Wintrust's banking customers.

o Additional revenue from the WAMC and Guardian business will further diversify and enhance Wintrust's revenue stream.

o WAMC's status as a subsidiary of a nationally chartered bank will allow for accelerated growth nationally as mortgage banking is an allowable activity for nationally chartered banks and the regulatory oversight is generally condensed to the federal regulatory agency overseeing the national bank's activities.

o Qualified WAMC production can be sold to FNMA increasing Wintrust's servicing portfolio and related income.

o WAMC's production of adjustable rate mortgage loan products and other variable rate mortgage loan products can be retained by Wintrust's banks in their loan portfolios resulting in additional earning assets to the combined organization, thus adding further desired diversification to Wintrust's earning

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

         asset base. Accordingly, these portfolio products will be good investments for Wintrust's banks and will increase WAMC's production and profits.

TERMS OF THE TRANSACTION
------------------------

         The full terms of the transaction are not being disclosed by the parties; however, the initial consideration paid by Wintrust Financial Corporation included a combination of Wintrust's common stock and cash. Wintrust could pay additional contingent consideration, consisting of cash and/or common stock, upon the attainment of certain profitability measures. The common stock was issued at fair market value as determined in accordance with the merger agreements. The shares issued in the transaction will not be registered under the Securities Act of 1933 and will be restricted until a resale registration statement is filed, which is expected to be completed in the second quarter of 2004, and declared effective by the Securities and Exchange Commission. The transaction is expected to be slightly accretive to Wintrust's 2004 earnings.

ABOUT WINTRUST
--------------

         Wintrust is a $5.0 billion asset financial holding company whose common stock is traded on the Nasdaq Stock Market(R) (Nasdaq: WTFC). Its ten suburban Chicago community bank subsidiaries, each of which was founded as a de novo bank since December 1991, are located primarily in high income retail markets -- Lake Forest Bank & Trust Company, Hinsdale Bank & Trust Company, North Shore Community Bank & Trust Company in Wilmette, Libertyville Bank & Trust Company, Barrington Bank & Trust Company, Crystal Lake Bank & Trust Company, Northbrook Bank & Trust Company, Advantage National Bank in Elk Grove Village, Village Bank & Trust in Arlington Heights and Beverly Bank & Trust Company in Chicago. The banks also operate facilities in Cary, Chicago, Clarendon Hills, Downers Grove, Glencoe, Gurnee, Highland Park, Highwood, Hoffman Estates, Lake Bluff, McHenry, Prospect Heights, Riverside, Roselle, Skokie, Wauconda, Western Springs and Winnetka, Illinois. Additionally, the Company operates various non-bank subsidiaries. First Insurance Funding Corporation, one of the largest commercial insurance premium finance companies operating in the United States, serves commercial loan customers throughout the country. Tricom, Inc. of Milwaukee provides high-yielding, short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. Wayne Hummer Investments, LLC is a broker-dealer providing a full range of private client and brokerage services to clients located primarily in the Midwest. Focused Investments LLC is a broker-dealer that provides a full range of investment solutions to clients through a network of community-based financial institutions throughout the Midwest. Wayne Hummer Asset Management Company provides money management services and advisory services to individual

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

accounts as well as the Wayne Hummer Companies' three proprietary mutual funds. Wayne Hummer Trust Company, a trust subsidiary, allows Wintrust to service customers' trust and investment needs at Wayne Hummer, as well as, many banking locations.. Wintrust Information Technology Services Company provides information technology support, item capture and statement preparation services to the Wintrust subsidiaries.

         Currently, Wintrust operates a total of 40 banking offices and is in the process of constructing several additional branch facilities. All of the Company's banking subsidiaries are locally managed with large local boards of directors. Wintrust Financial Corporation is one of the fastest growing bank groups in Illinois.

FORWARD-LOOKING INFORMATION

         This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to the acquisition of SGB Corporation and Guardian Real Estate Services, Inc., integration of SGB Corporation and Guardian Real Estate Services, Inc. with Wintrust, the combination of their businesses and projected revenue, as well as profitability and earnings outlook. Actual results could differ materially from those addressed in the forward-looking statements due to factors such as changes in economic conditions, unanticipated changes in interest rates that negatively impact growth, competition and the related origination of mortgage loan products, slower than anticipated development and growth of SGB Corporation and Guardian Real Estate Services, Inc.'s business or unanticipated business declines, unforeseen difficulties in integrating the acquisition or higher than expected operational costs, unforeseen changes in the mortgage banking industry, difficulties in adapting successfully to technological changes as needed to compete effectively in the marketplace, and the ability to attract and retain experienced key management. Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements.

NOTE: THE FOLLOWING NOTICE IS INCLUDED TO MEET CERTAIN LEGAL REQUIREMENTS
-------------------------------------------------------------------------
Wintrust will be filing a registration statement with the Securities and Exchange Commission in connection with its previously announced proposed acquisition of Northview Financial Corporation ("Northview") in a merger transaction involving Wintrust's common stock. The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of Northview seeking their approval of the proposed transaction. Shareholders of Northview are advised to read the important information concerning the proposed transaction contained in the proxy statement/prospectus and other documents filed by Wintrust with the Securities and Exchange Commission when they become available. When filed, these documents can be obtained free of charge from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. or upon written request to Wintrust Financial Corporation,
Attn: Investor Relations, 727 North Bank Lane, Lake Forest, Illinois 60045 or by calling (847) 615-4096, or upon written request to Northview Financial Corporation, Attn: President, 245 Waukegan Road, Northfield, Illinois 60093 or by calling (847) 446-0245.

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